FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

NOTICE TO THE MARKET

São Paulo, Brazil, September 30, 2009, Companhia Brasileira de Distribuição ("CBD"), pursuant to article 12 of CVM Instruction 358, as amended by CVM Instruction 449/07, hereby discloses the following correspondence from the shareholder Barclays Plc.:

"Companhia Brasileira de Distribuição – Disclosure of information regarding the Acquisition of a Relevant Stake

Dear Sirs,

1. On behalf of its subsidiaries Barclays Global Investors Ltd, Barclays Global Investors NA, Barclays Global Fund Advisors, Barclays Capital Inc, Barclays Capital Securities Ltd ( "Barclays Subsidiaries"), the undersigned Barclays Plc. ("Barclays"), hereby declares that Barclays Subsidiaries have acquired preferred shares issued by Companhia Brasileira de Distribuição ("CBD"). As a result, on September 23, 2009, their stake totaled 6,949,602 preferred shares, representing approximately 5.04% of CDB’s preferred capital.

2. In order to comply with Article 12 of CVM Instruction 358 of January 3, 2002, as amended, Barclays hereby requests CDB’s Investor Relations Officer to disclose the following information to the CVM and other relevant bodies:

(i)

a) Barclays Global Investors Ltd holds approximately 0.15% of the preferred shares issued by CBD and is headquartered at 1 Churchill Place, London E14 5HP;

b) Barclays Global Investors NA holds approximately 0.25% of the preferred shares issued by CBD and is headquartered at 400 Howard Street, San Francisco, CA 94105-2618;

c) Barclays Global Fund Advisors holds approximately 4.55% of the preferred shares issued by CBD and is headquartered at 400 Howard Street, San Francisco, CA 94105-2618;

d) Barclays Capital Inc holds approximately 0.04% of the shares issued by CBD and is headquartered at CT Corporation System, 1 Commercial Plaza, Hartford, Connecticut 06103; and

e) Barclays Capital Securities Ltd holds approximately 0.05% of the preferred shares issued by CBD and is headquartered at 1 Churchill Place, London E14 5HP.

(ii) Barclays Subsidiaries acquired preferred CBD shares, after which their stake totaled 6,949,602 preferred shares, as detailed in item 1 above;

(iii) the above-mentioned stakes are for the sole purpose of investment, there being no intention of altering CDB’s shareholding control or management structure;

(iv) Barclays Subsidiaries do not hold debentures convertible into shares issued by CBD; and

(v) Barclays Subsidiaries have not entered into any contracts or agreements regulating the exercise of voting rights or the purchase and sale of securities issued by CBD.

3. Please do not hesitate to contact us if you require any further information.

Sincerely,

Barclays Plc. – Geoff Smith"

São Paulo, September 30, 2009.

Daniela Sabbag
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 30, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.